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SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

In the Matter of
CERTIFICATE
Xcel Energy Inc.
OF
File No. 70-9635
NOTIFICATION
(Public Utility Holding Company Act of 1935)

        This Certificate of Notification is filed by Xcel Energy Inc. ("Xcel Energy"), a Minnesota corporation, pursuant to Rule 24. Such filing is made pursuant to Xcel Energy's Form U-1 Application-Declaration, (the "Application-Declaration"), and the order of the Securities and Exchange Commission (the "Commission") dated September 30, 2003 (HCAR No. 27731) (the "Order") in the above-referenced file. The Order directed that Xcel Energy file with the Commission certificates pursuant to Rule 24 on a quarterly basis within 60 days from the end of the first three quarters and within 90 days from the end of the last calendar quarter. This certificate reports transactions from October 1, 2004 through December 31, 2004 (the "Fourth Quarter").

a.)
Following is a computation under rule 53(a) setting forth Xcel Energy's consolidated retained earnings and aggregate investment in all EWGs and FUCOs as of December 31, 2004:

Average consolidated retained earnings:	$423.0 million
Aggregate investment in all EWGs and FUCOs*:	$7.5 million

  * Xcel Energy completed the sales of the Argentina subsidiaries of Xcel Energy International in the fourth quarter of 2004. Therefore, Xcel Energy International no longer has any exempt wholesale generator or foreign utility company operations.

b.)
Following is a listing of Xcel Energy's aggregate investment in each EWG and FUCO:

(in millions)
Investment in EWGs and FUCOs:
Independent Power International*	—
Xcel Energy Argentina Inc.*	—
Denver City Energy Associates, L.P.	7.5

$7.5

  * Xcel Energy completed the sales of the Argentina subsidiaries of Xcel Energy International in the fourth quarter of 2004. Therefore, Xcel Energy International no longer has any exempt wholesale generator or foreign utility company operations.

c.)
Xcel Energy's consolidated capitalization ratio* as of December 31, 2004:
Debt as a percentage of capitalization	57%
(including approximately $312.3 million of short-term debt)
Common stock equity as a percentage of capitalization	42%
Preferred equity as a percentage of capitalization	1%

  Xcel Energy's Utility Subsidiaries capitalization ratio* as of December 31, 2004:

	NSP- Minnesota	NSP- Wisconsin	PSCo	SPS
Debt as a percentage of capitalization (including short-term debt)	50%	44%	52%	52%
Common stock equity as a percentage of capitalization	50%	56%	48%	48%

  * Common stock equity includes par value, premium, retained earnings, accumulated other comprehensive income and minority interest.

d.)
Market-to-book ratio of Xcel Energy's common stock as of December 31, 2004:

Market-to-book ratio at December 31, 2004	1.40
e.)
New EWG projects in which Xcel Energy invested or committed to invest during the Fourth Quarter:
None

f.)
Growth in consolidated retained earnings for the twelve months ended December 31, 2004 (segregating total earnings growth attributable to EWG projects from the revenue attributable to all other subsidiaries of Xcel Energy):
(in millions)
Retained earnings growth from EWG projects	$0.3
Retained earnings growth from all other Xcel Energy subsidiaries (reflects dividend payments)	27.7

Total increase in consolidated retained earnings for the twelve months ended December 31, 2004	$28.0

g.)
Year-to-date revenues and net income of each EWG through December 31, 2004:
	Revenue	Net income
(in millions)
Denver City Energy Associates, L.P.	$9.9	$0.3
h.)
Purchase price per share of reported sales of Xcel Energy common stock and the market price per share at the date of the agreement of sale.
None.

i.)
The total number of shares of Common Stock issued during the Fourth Quarter under Xcel Energy's dividend reinvestment plan and Xcel Energy system employee benefit and executive compensation plans.
Xcel Energy issued a total of 526,606* shares during the Fourth Quarter under the dividend reinvestment plan.

  * Excludes 22,645 shares of Xcel Energy common stock issued upon exercise of NRG options authorized pursuant to HCAR No. 27533 (May 30, 2002).

j.)
Xcel Energy long-term debt issued during the Fourth Quarter.
On November 4, 2004 Xcel Energy entered into a new five-year credit agreement with several banks. The commitments under the Credit Agreement terminate, and any loans outstanding mature, on November 4, 2009, unless extended by Xcel Energy, with the consent of the banks, to November 4, 2010. With this renewal, the total commitment under the credit agreement was increased from $400 million to $600 million, with the ability to upsize $100 million to a total of $700 million. The interest rate per annum under the agreement is the Prime Rate or the

  Eurodollar Rate plus a spread of 0.750%. The credit agreement is used to fund general corporate needs.

  As of December 31, 2004, Xcel Energy had $140,000,000 of outstanding borrowings under its credit agreement at an average rate of 4.0%.

k.)
The names of the guarantors and of the beneficiaries of any Xcel Energy or Subsidiary Guarantee or other form of credit support issued or renewed during the Fourth Quarter, and the amount, term and purpose of the guarantee.
Xcel Energy guaranteed an additional $1,414,465 of surety bonds in the Fourth Quarter. The surety bonds were exempt under Rule 45.

l.)
The amount and terms of any Short-term Debt issued by Xcel Energy during the Fourth Quarter.
None.

m.)
The amount and terms of any financings consummated by any Utility Subsidiary that are not exempt under Rule 52.
None.

n.)
A list of the deposits and withdrawals by each Utility Subsidiary from the Utility Money Pool during the quarter.

  Net Money Pool Balances as of the end of the Fourth Quarter by Participating Company*:

Company	Net Amount on Deposit	Net Amount of Borrowings
Cheyenne	$0	$32,500,000

  NSP-MN, PSCo, and SPS had borrowings from the Utility Money Pool during the Fourth Quarter. The highest amounts outstanding during the quarter were $72,100,000, $21,500,000 and $39,000,000, respectively. However, there were no outstanding balances at quarter-end for NSP-M, PSCo, or SPS.

  * A list of all deposits and withdrawals during the Fourth Quarter for each company is available to the SEC staff upon request. Cheyenne was sold in January 2005.

o.)
The amount and terms of any financings consummated by any Non-utility Subsidiary during the Fourth Quarter that are not exempt under Rule 52.
None.

p.)
The amount and terms of any financings consummated by any Utility Subsidiary during the Fourth Quarter under the exemption provided under Rule 52.
Utility Subsidiaries Short-term Debt
On an on-going basis the Utility Subsidiaries borrow and repay short-term debt. As of December 31, 2004, the Utility Subsidiaries listed below had outstanding short-term debt as follows:

Utility Subsidiary	Amount	Avg. Rate
PSCo	$186,300,000	4.56%
SPS	$36,000,000	5.50%
NSP-MN	$90,000,000	5.80%
NSP-WI	$31,500,000	5.80%

  PSCo
  As of December 31, 2004, P.S.R. Investments, Inc. had short-term borrowings outstanding from PSCo of $17,520,000 at an average rate of 4.56%.

  As of December 31, 2004, PSCo had a note outstanding from 1480 Welton in the amount of $11,808,970.

  NSP-MN
  As of December 31, 2004, NSP-MN had short-term borrowings outstanding from its subsidiary United Power & Land of $1,304,000 at an average rate of 5.80%.

q.)
The amount and terms of any financings consummated by any Non-Utility Subsidiary during the Fourth Quarter under the exemption provided under Rule 52.

  1.    Certain short-term inter-company notes are issued and repaid on an on-going basis. The proceeds are used for general corporate purposes. As of December 31, 2004, the following such inter-company notes were outstanding with an average interest rate of 4.02%:

Lender	Borrower	Amount Outstanding
Xcel Energy	Xcel Energy Services Inc.	$23,300,000
Xcel Energy	Xcel Energy WYCO Inc.	$4,335,000
Xcel Energy International Inc.	Xcel Energy Argentina Inc.	$4,825,798
NCE Communications, Inc.	Xcel Energy Communications Group, Inc.	$2,190,000
e prime Energy Marketing, Inc.	Xcel Energy Retail Holdings, Inc. ("Xcel Retail")	$11,740,000
Xcel Energy	Xcel Retail	$280,000
Xcel Retail	Xcel Energy Cadence	$1,145,000
Xcel Retail	The Planergy Group	$18,049,027
XERS Inc.	Xcel Retail	$7,000,000
Utility Engineering	Xcel Energy Wholesale Group, Inc.	$89,000,000
Quixx Corporation	Utility Engineering	$66,400,000
Utility Engineering	Proto-Power Corporation	$3,569,000
Utility Engineering	Universal Utility Services	$900,000
Utility Engineering	Precision Resource Company	$1,075,000
Reddy Kilowatt	Xcel Retail	$900,000
Xcel Energy Products and Services, Inc.	Xcel Retail	$3,630,000
Xcel Energy Markets Holdings, Inc.	e prime, Inc.	$2,760,000
Xcel Energy	Xcel Energy Markets Holdings, Inc.	$7,695,000
Xcel Energy	Xcel Energy Ventures, Inc.	$35,270,000
Xcel Energy Ventures, Inc.	Eloigne	$33,900,000
Utility Engineering	Proto Power New York	$275,000
Utility Engineering	Proto Power Michigan	$26,000
Xcel Retail	Xcel Energy Performance Contracting, Inc.	$1,500,000
Xcel Energy	Clearwater Investments	$700,000
Xcel Energy Communications Group, Inc.	Seren	$2,575,000
Xcel Energy	Xcel Energy Communications Group, Inc.	$2,280,000
Xcel Energy	1480 Welton	$10,655,000

  2.    On November 1, 2004, Nuclear Management Company, LLC renewed its 364-day $35,000,000 revolving credit agreement with LaSalle Bank, Chicago, Illinois, until October 31, 2005. The interest rate per annum under the agreement is variable. The credit agreement is primarily used to fund working capital.

r.)
The notional amount and principal terms of any interest rate hedge or anticipatory hedge entered into during the Fourth Quarter and the identity of the parties to such instruments.
None.

s.)
The name, parent company and amount invested in any new Intermediate Subsidiary or Financing Subsidiary during the Fourth Quarter.
None.

t.)
Consolidated balance sheets as of the end of the Fourth Quarter and separate balance sheets as of the end of the Fourth Quarter for each company, including Xcel Energy, that has engaged in financing transactions during the Fourth Quarter.
The consolidated balance sheets of Xcel Energy, Public Service Company of Colorado, Southwestern Public Service Company, Northern States Power Company (Minnesota), and Northern States Power Company (Wisconsin), as of December 31, 2004 are incorporated by reference. Such balance sheets were filed with the respective company's Form 10-K for the year ended December 31, 2004. The file numbers are as follows:

Xcel Energy	1-3034
Public Service Company of Colorado	001-03280
Southwestern Public Service Company	001-03789
Northern States Power Company (Minnesota)	000-31387
Northern States Power Company (Wisconsin)	001-03140

        The following balance sheets as of December 31, 2004 were filed under confidential treatment pursuant to Rule 104(b):

Exhibit 1	Xcel Energy WYCO Inc.
Exhibit 2	Xcel Energy Services Inc.
Exhibit 3	Xcel Energy International Inc.
Exhibit 4	Xcel Energy Communications Group, Inc.
Exhibit 5	NCE Communications, Inc.
Exhibit 6	Xcel Energy Retail Holdings, Inc.
Exhibit 7	Xcel Energy Cadence
Exhibit 8	The Planergy Group
Exhibit 9	Xcel Energy Wholesale Group, Inc.
Exhibit 10	Proto-Power Corporation
Exhibit 11	Universal Utility Services
Exhibit 12	Precision Resource Company
Exhibit 13	Xcel Energy Markets Holdings, Inc.
Exhibit 14	e prime, Inc.
Exhibit 15	Quixx Corporation
Exhibit 16	Utility Engineering
Exhibit 17	Cheyenne Light, Fuel and Power Company
Exhibit 18	Xcel Energy Ventures Inc.
Exhibit 19	Reddy Kilowatt
Exhibit 20	Xcel Energy Products and Services, Inc.
Exhibit 21	P.S.R. Investments, Inc.
Exhibit 22	e prime Energy Marketing, Inc.
Exhibit 23	XERS Inc.
Exhibit 24	Xcel Energy Argentina Inc.
Exhibit 25	United Power & Land
Exhibit 26	Eloigne
Exhibit 27	Proto-Power New York
Exhibit 28	Proto-Power Michigan
Exhibit 29	Xcel Energy Performance Contracting Inc.
Exhibit 30	Clearwater Investments
Exhibit 31	1480 Welton
Exhibit 32	Seren Innovations, Inc.
Exhibit 33	Nuclear Management Company, LLC
u.)
Registration Statements filed during the Fourth Quarter.
None.

  I, George E. Tyson II, Vice President and Treasurer of Xcel Energy Inc., certify that transactions included in this Certificate of Notification have been carried out in accordance with the terms and conditions of and for the purposes represented in the Application-Declaration.

XCEL ENERGY INC.
By:	/s/ George E. Tyson II George E. Tyson II Vice President and Treasurer

Dated: March 30, 2005

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SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549